UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Copenhagen, 4 November 2026 – Cadeler has signed a firm contract to support the transportation and installation of turbines at Dogger Bank C in the UK, the third 1.2GW phase of the world’s largest offshore wind farm in construction. Cadeler’s newbuild installation vessel, Wind Apex, will join the turbine installation campaign from Q3 2027, marking her first deployment following delivery from the shipyard.

The 3.6GW Dogger Bank Wind Farm is being built in three equal 1.2GW phases: Dogger Bank A, B and C. When complete, the project will be capable of generating enough renewable electricity to power around six million UK homes annually.

Under the contract, Wind Apex will work alongside the project’s existing installation vessel to provide additional vessel capacity to support the transportation and installation of Dogger Bank C’s 87 offshore wind turbines. Wind Apex will also be available to deploy across the remaining phases of the Dogger Bank project.

Wind Apex is the third vessel in Cadeler's A-class series, following Wind Ally and Wind Ace. The A-class vessels are designed to support both foundation and turbine installation campaigns and combine a high deck load with one of the industry's highest crane capacities. This enables the efficient installation of the latest generation of offshore wind foundations and their turbines.

Supporting one of the world's largest offshore wind developments

Dogger Bank C is the third phase of the wider 3.6 GW Dogger Bank Wind Farm, a joint venture between SSE (40%), Equinor (40%) and Vårgrønn (20%). Located approximately 130 kilometres off the north-east coast of England, SSE is leading development and construction on behalf of the three joint venture partners, while Equinor will operate the wind farm on completion for its expected operational life of around 35 years.

Cadeler has previously worked with SSE on the Beatrice and Seagreen offshore wind farms in the UK and will also work for the Equinor-partnered Bałtyk 2 and Bałtyk 3 offshore wind projects in Poland.

Mikkel Gleerup, CEO of Cadeler, comments: "Dogger Bank is one of the world's most ambitious offshore wind developments, and we are proud to support its delivery. We value the long-standing relationships we have built with our customers and see these contracts as a reflection of the trust they place in Cadeler to execute large-scale offshore wind projects safely and efficiently. The campaign will also mark the first deployment of Wind Apex, and we look forward to seeing her begin operations on a project of this scale."

Alan Borland, Turbine Director at Dogger Bank Wind Farm, said:

“Securing additional specialist vessel capacity for Dogger Bank C is another important step in the delivery of this world-leading offshore wind project.

Wind Apex will join the campaign as an additional turbine installation vessel, working alongside the project’s existing installation vessel to safely and efficiently install Dogger Bank C’s 87 turbines and support the completion of the remaining phases of the project.

Together with our partners and contractors, we remain focused on the safe delivery of all three phases of Dogger Bank and the homegrown renewable energy the wind farm will provide for the UK.”

For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).
For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securit ies Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2026                 CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

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